Mail Stop 4561

August 30, 2006

James A. White
Chief Financial Officer
BankAtlantic Bancorp, Inc.
2100 West Cypress Creek Road
Fort Lauderdale, FL 33309

>   **Re:**   **BankAtlantic Bancorp, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2005**
>   **Forms 10-Q for the Quarters Ended March 31 and June 30, 2006**
>   **File No. 001-13133**

Dear Mr. White:

      We have reviewed your August 23, 2006 correspondence and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2006

Results of Operations

Non-Interest Income, page 35

1.   We note your disclosure on page 36 regarding the gain recognized on the exchange of branch facilities. Please provide us with your analysis describing how you determined that the non-monetary exchange has commercial substance. Refer to paragraphs 20 and 21 of APB 29, as amended by SFAS 153.

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      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief